[Letterhead of Banner Corporation]

May 8, 2012

Via EDGAR and Email

Securities and Exchange Commission
100 F Street, NE.
Washington, D.C.  20549

Re:         Banner Corporation
Registration Statement on Form S-3 (File No. 333-180925)
Acceleration Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Banner Corporation (“Company”) hereby respectfully requests that the Securities and Exchange Commission (“Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 to 4:00 p.m., Eastern time, on May 10, 2012, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Lloyd W. Baker

Lloyd W. Baker
Executive Vice President and
Chief Financial Officer

cc:           Michael F. Johnson, Esquire, Division of Corporation Finance, Securities and
     Exchange Commission